SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
REINSURANCE GROUP OF AMERICA, INCORPORATED

(Exact name of registrant as specified in its charter)

Missouri	43-1627032

(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1370 Timberlake Manor Parkway, Chesterfield, Missouri	63017

(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered
Rights to purchase Series A-1 Junior Participating Preferred Stock	New York Stock Exchange
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement file number to which this form relates:	N/A

(If applicable)
Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

ITEM 1. Description Of Registrant’s Securities To Be Registered.
     On June 1, 2008, the Board of Directors of Reinsurance Group of America, Incorporated (the “Company”) declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $.01 per share, of the Company (the “Common Stock”). The dividend distribution is payable on June 12, 2008 (the “Record Date”) to the shareholders of record as of the close of business on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A-1 Junior Participating Preferred Stock, par value $0.01 per share (the “Preferred Stock”), of the Company at a price of $200 per one one-hundredth of a share of Preferred Stock (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Section 382 Rights Agreement, dated as of June 2, 2008, as the same may be amended from time to time (the “Rights Agreement”), between the Company and Mellon Investor Services LLC, as Rights Agent (the “Rights Agent”).
     The Rights Plan is intended to act as a deterrent to any person (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company) from becoming or obtaining the right to become, a 5% Shareholder (as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”)) without the approval of at least a majority of the members of our Board of Directors then in office (any such person who becomes a 5% Shareholder, other than as described below, an “Acquiring Person”). The holdings of independently managed mutual funds should not be combined for purposes of calculating ownership percentages under the Rights Plan. Notwithstanding the foregoing, shareholders who own 5.0% or more (by value) of our outstanding (i) Common Stock, (ii) preferred stock (other than preferred stock described in Section 1504(a)(4) of the Code) of the Company, (iii) warrants, rights, or options (including options within the meaning of Treasury Regulation § 1.382-2T(h)(4)(v)) to purchase stock (other than preferred stock described in Section 1504(a)(4) of the Code) of the Company, and (iv) any other interest that would be treated as “stock” of the Company pursuant to Treasury Regulation § 1.382-2T(f)(18), “Corporation Securities”) as of the close of business on June 2, 2008 will not be an Acquiring Person and therefore will not trigger the Rights Plan, so long as they do not acquire any additional shares (other than acquisitions as a result of the exercise of options or warrants granted by the Company or certain internal distributions between MetLife and its subsidiaries). In addition, persons who become a 5% Shareholder in connection with certain transactions taken pursuant to the Recapitalization and Distribution Agreement, dated as of June 1, 2008 (the “Recapitalization and Distribution Agreement”), by and between us and MetLife Inc. (together with its subsidiaries, “MetLife”), will not be an Acquiring Person and will not trigger the Rights Plan, including persons who become 5% Shareholders as a result of the distribution of Common Stock in the Split-Off, or in any debt exchanges or additional split-offs (“Additional Divestiture Transactions”), contemplated by the Recapitalization and Distribution Agreement (although the Rights Plan does not exempt any future acquisitions of Corporation Securities by such persons (other than in subsequent Additional Divestiture Transactions or in acquisitions exempted by the Company).
     Any Rights held by an Acquiring Person are void and may not be exercised. Our Board may, in its sole discretion, exempt any person or group from being deemed an Acquiring Person for purposes of the Rights Plan at any time prior to the time the Rights are no longer redeemable.
     Until the earlier to occur of (i) the close of business on the tenth business day following the date of public announcement or the date on which the Company first has notice or determines that a person has become an Acquiring Person without the prior express written consent of the Company executed on behalf of the Company by a duly authorized officer of the Company following express approval by action of at least a majority of the members of the Board of Directors then in office (the “Stock

Acquisition Date”), or (ii) the close of business on the tenth business day (or such later date as may be determined by action of the Board of Directors but not later than the Stock Acquisition Date) following the commencement of a tender offer or exchange offer to acquire Corporation Securities, without the prior written consent of the Company, by a person (other than the Company, any subsidiary of the Company or an employee benefit plan of the Company) which, upon consummation, would result in such party’s becoming an Acquiring Person (the earlier of the dates in clause (i) or (ii) above being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificates.
     The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Company’s Common Stock. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate certificates alone will then evidence the Rights.
     The Rights are not exercisable until the Distribution Date. The Rights will expire, if not previously exercised, on the earlier of date which is 36 months and one day from the Acceptance Time for the Split-Off and the date that our Board of Directors, in its sole discretion, determines (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company. The Rights will also expire in the event the Recapitalization and Distribution Agreement terminates in accordance with its terms prior to the consummation of the Split-Off.
     The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).
     The number of outstanding Rights and the number of one one-hundredths of a share of Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock (other than the Recapitalization (as such term is defined in the Rights Agreement)) occurring, in any such case, prior to the Distribution Date.
     Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable and will be junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of such stock). Each share of Preferred Stock will have a preferential dividend in an amount equal to 100 times any dividend declared on each share of Common Stock. In the event of liquidation, the holders of the Preferred Stock will receive a preferred liquidation payment per share of Preferred Stock of equal to the greater of $100 and 100 times the payment made per share of Common Stock. Each share of Preferred Stock will have 100 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount and type of consideration received per share of Common Stock. The rights of the Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.
     Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the value of the one one-hundredth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.
     If any person or group becomes an Acquiring Person without the prior written consent of the Board of Directors (and such person is not an Exempted Person or a Grandfathered Person), each Right, except those held by such Acquiring Person, would entitle each holder of a Right to acquire such number of shares of the Company’s Common Stock as shall equal the result obtained by multiplying the then current Purchase Price by the number of one one-hundredths of a share of Preferred Stock for which a Right is then exercisable and dividing that product by 50% of the then current per-share market price of Company Common Stock.
     With certain exceptions, no adjustment to the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock will be issued (other than fractions that are integral multiples of one one-hundredth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.
     At any time prior to the tenth business day after the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. Amounts paid upon any redemption of the Rights will be rounded down to the nearest penny.
     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including, without limitation, in connection with the proposed Recapitalization, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.
     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.
     The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit B-1 thereto the form of Right Certificate, is filed with the U.S. Securities and Exchange Commission as an Exhibit to this Registration Statement on Form 8-A. A copy of the Rights Agreement is available free of charge from the Company. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as the same may be amended from time to time, which is hereby incorporated by reference.

ITEM 2. Exhibits.

Exhibit No.	Description of Exhibit
4.1	Rights Agreement, dated as of June 2, 2008 between Reinsurance Group of America, Incorporated and Mellon Investor Services LLC, as Rights Agent, which includes the form of Certificate of Designation, setting forth the terms of the Series A-1 Junior Participating Preferred Stock, par value $0.01 per share, as Exhibit A-1, the form of Right Certificate as Exhibit B-1 and the Summary of Preferred Stock Purchase Rights as Exhibit C.
99.1	Letter to be sent to the Shareholders of Reinsurance Group of America, Incorporated

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

REINSURANCE GROUP OF AMERICA, INCORPORATED
Date: June 2, 2008	By:	/s/ Jack B. Lay
Jack B. Lay
Senior Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
4.1	Rights Agreement, dated as of June 2, 2008 between Reinsurance Group of America, Incorporated and Mellon Investor Services LLC, as Rights Agent, which includes the form of Certificate of Designation, setting forth the terms of the Series A-1 Junior Participating Preferred Stock, par value $0.01 per share, as Exhibit A-1, the form of Right Certificate as Exhibit B-1 and the Summary of Preferred Stock Purchase Rights as Exhibit C.
99.1	Letter to be sent to the Shareholders of Reinsurance Group of America, Incorporated